ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 14, 2015

BY EDGAR

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549-1090

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)

Ladies and Gentlemen:

On behalf of Allianz Funds, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 179 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	The Statutory Prospectus for Class R6 shares of AllianzGI Emerging Markets Opportunities Fund, AllianzGI Focused Growth Fund and AllianzGI Small-Cap Blend Fund (each, a “Fund” and together, the “Funds”), each a series of the Trust; and

2.	The Statement of Additional Information of the Trust.

The Amendment is being filed to register Class R6 shares of each Fund. The Amendment is proposed to become effective immediately upon filing. The Amendment does not contain any disclosure relating to the Trust that would, in our view, render it ineligible to become effective pursuant to paragraph (b) of Rule 485. The Amendment relates only to the Funds and does not supersede or amend disclosure in the Trust’s registration statement relating to any other series or class of shares of the Trust.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7748) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ George G. Baxter IV

George G. Baxter IV

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Sarah H. McLaughlin, Esq.